                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                         COMMISSION FILE NUMBER: 1-1927




                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)







                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of the Celeron Corporation Employee Savings Plan for the fiscal year ended December 31, 1997, together with the report of Price Waterhouse LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBIT.  CONSENT OF INDEPENDENT ACCOUNTANTS (EXHIBIT NO. 23)

         Consent of Price Waterhouse LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65185 on Form S-8.


                                   SIGNATURES


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                              THE GOODYEAR TIRE & RUBBER COMPANY
                              (AS THE ISSUER) AND CELERON CORPORATION,
                              PLAN ADMINISTRATOR OF THE CELERON
                              CORPORATION EMPLOYEE SAVINGS PLAN


Dated:  June 25, 1998           By:     /s/ Richard W Hauman
                                   --------------------------------------------
                                            Richard W Hauman,
                                         Vice President and Treasurer
                                                     of
                                    The Goodyear Tire & Rubber Company
                                                    and
                                 Assistant Treasurer and Assistant Comptroller
                                                     of
                                            Celeron Corporation

                                                                         ANNEX A
                                                                              TO
                                                                       FORM 11-K



                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

                                                         [PRICE WATERHOUSE LOGO]


CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------




                                                                             PAGE
                                                                             ----
Report of Independent Accountants                                              2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits, with
   Fund Information at December 31, 1997 and 1996
                                                                              3-4

   Statement of Changes in Net Assets Available for Plan
   Benefits, with Fund Information for the Years Ended
   December 31, 1997 and 1996                                                 3-4

   Notes to Financial Statements                                             5-15



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

PRICE WATERHOUSE                                         [PRICE WATERHOUSE LOGO]


                        REPORT OF INDEPENDENT ACCOUNTANTS


June 15, 1998

To the Plan Administrator and Participants of the Celeron Corporation Employee Savings
Plan (sponsored by Celeron Corporation)


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Celeron Corporation Employee Savings Plan (sponsored by Celeron Corporation) at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


(Dollars in Thousands)                                              December 31, 1997
                                      -------------------------------------------------------------------------------
                                                                    Fund Information
                                                    -----------------------------------------------------------------
                                                                Conservative    Moderate      Aggressive      S&P 500
                                                     Stable        Asset          Asset         Asset          Equity
                                                     Value       Allocation     Allocation    Allocation       Index
                                       Total         Fund          Fund           Fund           Fund          Fund
                                       -----         ----          ----           ----           ----          ----
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits        $10,762       $ 1,778       $    33         $   201       $    74       $ 4,220
                                      =======       =======       =======         =======       =======       =======



                                                                      December 31, 1997
                                              -------------------------------------------------------------------------
                                                                       Fund Information
                                              -------------------------------------------------------------------------
                                                  Large            Small         International
                                              Capitalization    Capitalization      Stock           Company
                                                  Equity           Equity           Equity           Stock         Loan
                                                   Fund             Fund             Fund            Fund          Fund
                                                   ----             ----             ----            ----          ----
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits                  $   195          $   413          $   134         $ 3,150       $   564
                                                =======          =======          =======         =======       =======




STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


(Dollars in Thousands)                                              For the Year Ended December 31, 1997
                                        ---------------------------------------------------------------------------------------
                                                                                 Fund Information
                                                       ------------------------------------------------------------------------
                                                                     Conservative       Moderate      Aggressive        S&P 500
                                                        Stable          Asset            Asset           Asset          Equity
                                                        Value         Allocation       Allocation     Allocation         Index
                                         Total          Fund            Fund             Fund            Fund            Fund
                                         -----          ----            ----             ----            ----            ----
Increase in Assets:
   Contributions:
      Employer                          $    151       $   --          $   --           $   --          $   --         $   --
      Employee                               548            130              11               29              17            285
                                        --------       --------        --------         --------        --------       --------
                                             699            130              11               29              17            285

Investment Income from Plan's
   Interest in Master Trust                1,939            117               3               36               8            998

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                 296            136            --                  4               2             72
   Administrative Expenses                     4              1            --               --              --                3
                                        --------       --------        --------         --------        --------       --------
                                             300            137            --                  4               2             75
Transfers:
   Transfers Between Plans                  --             --              --               --              --             --
   Transfers Between Funds                  --             (184)             (1)               8              13            180
   Loan Transfers To or From Plan           --             --              --               --              --             --
   Loans to Participants                    --              (88)             (2)             (18)             (8)          (159)
   Loan Repayments:
      Principal                             --               61               8               14              11            159
      Interest                              --               12               2                2               2             28
                                        --------       --------        --------         --------        --------       --------
                                            --             (199)              7                6              18            208

                                        --------       --------        --------         --------        --------       --------
Increase in Assets During the Year         2,338            (89)             21               67              41          1,416

Net Assets at Beginning of Year            8,424          1,867              12              134              33          2,804
                                        --------       --------        --------         --------        --------       --------

Net Assets at End of Year               $ 10,762       $  1,778        $     33         $    201        $     74       $  4,220
                                        ========       ========        ========         ========        ========       ========



                                                                  For the Year Ended December 31, 1997
                                        --------------------------------------------------------------------------------
                                                                         Fund Information
                                        --------------------------------------------------------------------------------

                                            Large             Small         International
                                        Capitalization    Capitalization       Stock            Company
                                            Equity            Equity           Equity            Stock             Loan
                                             Fund             Fund              Fund             Fund              Fund
                                             ----             ----              ----             ----              ----
Increase in Assets:
   Contributions:
      Employer                             $   --             $   --           $   --           $    151         $   --
      Employee                                   17                 46               13             --               --
                                           --------           --------         --------         --------         --------
                                                 17                 46               13              151             --

Investment Income from Plan's
   Interest in Master Trust                      23                 37                5              659               53

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                   --                 --               --                 82             --
   Administrative Expenses                     --                 --               --               --               --
                                           --------           --------         --------         --------         --------
                                               --                 --               --                 82             --
Transfers:
   Transfers Between Plans                     --                 --               --               --               --
   Transfers Between Funds                       35                 66               29             (146)            --
   Loan Transfers To or From Plan              --                 --               --               --               --
   Loans to Participants                         (6)               (22)              (2)            --                305
   Loan Repayments:
      Principal                                  16                 22                4             --               (295)
      Interest                                    1                  5                1             --                (53)
                                           --------           --------         --------         --------         --------
                                                 46                 71               32             (146)             (43)

                                           --------           --------         --------         --------         --------
Increase in Assets During the Year               86                154               50              582               10

Net Assets at Beginning of Year                 109                259               84            2,568              554
                                           --------           --------         --------         --------         --------

Net Assets at End of Year                  $    195           $    413         $    134         $  3,150         $    564
                                           ========           ========         ========         ========         ========

        The accompanying notes are an integral part of these statements.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                    December 31, 1996
                                        ---------------------------------------------------------------------------------------
                                                                                  Fund Information
                                                         ----------------------------------------------------------------------
                                                                      Conservative     Moderate        Aggressive       S&P 500
                                                         Stable          Asset           Asset           Asset          Equity
                                                          Value        Allocation     Allocation       Allocation        Index
                                         Total            Fund           Fund            Fund            Fund            Fund
                                         -----            ----           ----            ----            ----            ----
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits           $8,424          $1,867          $   12          $  134          $   33          $2,804
                                         ======          ======          ======          ======          ======          ======



                                                                       December 31, 1996
                                       ------------------------------------------------------------------------------
                                                                       Fund Information
                                       ------------------------------------------------------------------------------
                                            Large             Small         International
                                       Capitalization     Capitalization        Stock          Company
                                            Equity            Equity           Equity           Stock           Loan
                                            Fund              Fund              Fund            Fund            Fund
                                            ----              ----              ----            ----            ----
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits              $  109            $  259            $   84          $2,568          $  554
                                            ======            ======            ======          ======          ======


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------

(Dollars in Thousands)                                                          For the Year Ended December 31, 1996
                                          ---------------------------------------------------------------------------------------
                                                                                           Fund Information
                                                          -----------------------------------------------------------------------
                                                                       Conservative      Moderate       Aggressive        S&P 500
                                                          Stable           Asset           Asset           Asset          Equity
                                                           Value        Allocation      Allocation      Allocation         Index
                                           Total           Fund            Fund            Fund            Fund            Fund
                                           -----           ----            ----            ----            ----            ----
Increase in Assets:
   Contributions:
      Employer                            $   143         $  --           $  --           $  --           $  --           $  --
      Employee                                451             138               6              20              13             227
                                          -------         -------         -------         -------         -------         -------
                                              594             138               6              20              13             227

Investment Income from Plan's
   Interest in Master Trust                 1,055             107               1              10               4             492

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                  352             107            --              --              --                92
   Administrative Expenses                      7               3            --              --              --                 3
                                          -------         -------         -------         -------         -------         -------
                                              359             110            --              --              --                95
Transfers:
   Transfers Between Plans                      2            --              --              --              --              --
   Transfers Between Funds                     (1)           (197)                             47              16            (211)
   Loan Transfers To or From Plan            --              --              --              --              --              --
   Loans to Participants                        1            (137)             (1)             (8)             (6)           (202)
   Loan Repayments:                          --              --              --              --              --              --
      Principal                                (1)             55               4               6               5             119
      Interest                                  1              15               2               2               1              23
                                          -------         -------         -------         -------         -------         -------
                                                2            (264)              5              47              16            (271)

                                          -------         -------         -------         -------         -------         -------
Increase in Assets During the Year          1,292            (129)             12              77              33             353

Net Assets at Beginning of Year             7,132           1,996            --                57            --             2,451
                                          -------         -------         -------         -------         -------         -------

Net Assets at End of Year                 $ 8,424         $ 1,867         $    12         $   134         $    33         $ 2,804
                                          =======         =======         =======         =======         =======         =======



                                                            For the Year Ended December 31, 1996
                                         ------------------------------------------------------------------------------
                                                                       Fund Information
                                         ------------------------------------------------------------------------------

                                             Large             Small           International
                                         Capitalization     Capitalization          Stock          Company
                                             Equity            Equity              Equity           Stock           Loan
                                             Fund               Fund                Fund            Fund            Fund
                                             ----               ----                ----            ----            ----
Increase in Assets:
   Contributions:
      Employer                               $  --              $  --              $  --           $   143         $  --
      Employee                                    12                 30                  5            --              --
                                             -------            -------            -------         -------         -------
                                                  12                 30                  5             143            --

Investment Income from Plan's
   Interest in Master Trust                       10                 27                  6             355              43

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                      16               --                 --               137            --
   Administrative Expenses                      --                 --                 --                 1            --
                                             -------            -------            -------         -------         -------
                                                  16               --                 --               138            --
Transfers:
   Transfers Between Plans                      --                 --                 --                 2            --
   Transfers Between Funds                       109                212               69               (46)           --
   Loan Transfers To or From Plan               --                 --                 --              --              --
   Loans to Participants                         (10)               (26)              --              --               391
   Loan Repayments:                             --                 --                 --              --              --
      Principal                                    3                 13                  3            --              (209)
      Interest                                     1                  3                  1            --               (47)
                                             -------            -------            -------         -------         -------
                                                 103                202                 73             (44)            135

                                             -------            -------            -------         -------         -------
Increase in Assets During the Year               109                259                 84             316             178

Net Assets at Beginning of Year                 --                 --                 --             2,252             376
                                             -------            -------            -------         -------         -------

Net Assets at End of Year                    $   109            $   259            $    84         $ 2,568         $   554
                                             =======            =======            =======         =======         =======

        The accompanying notes are an integral part of these statements.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING

     The accounts of the Celeron Corporation Employee Savings Plan (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective as of November 1, 1995.

     TRUST ASSETS

     Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1997 and 1996 the Company sponsored six savings plans. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 31, 1997 and 1996, the Plan's undivided interest in the master trust was 0.5%.

     ASSET VALUATION

     The majority of the assets of the Plan are valued at the current market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

     INCOME RECOGNITION

     Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


     Dividend income is recorded on the ex-dividend date.

     Interest income is recorded as earned.

     Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

     CONCENTRATION OF CREDIT RISK

     The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2.   GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

     INCEPTION

     The Plan is a defined contribution plan which became effective April l, 1985.

     ELIGIBILITY

     All employees, including officers, of the Celeron Corporation are eligible to participate in the Plan after completing up to one year of continuous service depending upon hire date. At the end of the 1997 Plan year, approximately 135 employees (132 in 1996) of the Company were eligible with approximately 111 employees (112 in 1996) participating in the Plan.

     VESTING

     Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


     CONTRIBUTIONS

     Eligible employees may elect to contribute any whole percent from 1% to 16% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time up to the 15th day of the month for changes to be effective on the first day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily. The minimum amount to be transferred is $100. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees may suspend their contributions at any time effective immediately.

     Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the plan's other investment funds.

     The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

     The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $9,500 in both 1997 and 1996.

     INVESTMENTS

     The Trustee of the Plan maintains the following ten funds under the Plan:

     - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


     - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends.

     - Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation.

     - Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth.

     - International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


     - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1% as determined by the Trustee.

     - Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1997, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $49.25 to $71.25 ($41.50 to $53.00 during 1996). The closing price per share was $63.63 at December 31, 1997 ($51.38 at December 31, 1996).

     PARTICIPANT ACCOUNTS

     A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

     Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which effects the value of the participant's accounts.

     PLAN WITHDRAWALS AND DISTRIBUTIONS

     Participants may withdraw vested amounts from their accounts if they:

     -   Attain the age of 59-1/2, or

     -   Qualify for a serious financial hardship.

     The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship for the following reasons:

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


     -   Unreimbursed medical expense of participant, spouse, or dependent.
     -   Post-secondary education of participant, spouse, or dependent.
     - Prevention of eviction from primary residence or the foreclosure on the mortgage of the primary residence of participant.
     - Personal liability for expenses arising out of the death of a member of participant's family.
     -   Purchase of a primary residence of participant.

     Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

     Participant vested amounts are payable upon retirement, death or other termination of employment.

     All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1997 and 1996, the Plan had forfeiture credits in the amounts of $13,062 and $9,613, respectively.

     LOAN INVESTMENT FUND

     Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Effective February 1, 1996, the maximum number of loans that a participant may have outstanding was increased from one to two. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 1997 was 9.25%, but was changed to 9.50% at the end of March. The interest rate during 1996 was 9.25%.

     Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

     EXPENSES

     Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the Investment Funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


     TERMINATION PROVISIONS

     The Company anticipates and believes that the Plan will continue, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

3.   RELATED PARTY TRANSACTIONS:

     The Trustee serves as the fund manager of the S&P 500 Equity Index Fund.

     The Company Stock Fund is designed primarily for investment in common stock of the Company.

4.   TAX STATUS OF PLAN:

     The IRS has advised on August 15, 1995 that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The plan administrator does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

5.   SUBSEQUENT EVENT

     On March 21, 1998, the Company reached an agreement to sell substantially all of the assets and liabilities of its oil transportation business segment, which includes Celeron Corporation, to Plains All American Inc., a subsidiary of Plains Resources Inc. The sale is expected to be completed by July 1998. As a result of the sale, there will no longer be any active participants in the Plan.

6.   FINANCIAL DATA OF THE MASTER TRUST: (SEE PAGES 12 - 15)

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                              December 31, 1997
                                                          -----------------------------------------------------------------------
                                                                                              Fund Information
                                                                         --------------------------------------------------------
                                                                                       Conservative      Moderate      Aggressive
                                                                         Stable           Asset           Asset          Asset
                                                                          Value         Allocation      Allocation     Allocation
                                                           Total          Fund            Fund             Fund           Fund
                                                           -----          ----            ----             ----           ----
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                 $   16,463      $     --        $   16,463      $     --        $     --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units               53,127            --              --            53,127            --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                     18,931            --              --              --            18,931
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                       451,335            --              --              --              --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units         42,456            --              --              --              --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units        62,657            --              --              --              --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                          25,608            --              --              --              --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares         526,534            --              --              --              --
      Short-Term Investments                                24,286          12,310            --              --              --
      Promissory Notes                                      85,517            --              --              --              --
                                                        ----------      ----------      ----------      ----------      ----------
                                                         1,306,914          12,310          16,463          53,127          18,931
                                                        ----------      ----------      ----------      ----------      ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                      656,767         656,767            --              --              --
                                                        ----------      ----------      ----------      ----------      ----------

      Receivables:
         Employee Contributions                               --              --              --              --              --
         Employer Contributions                                 12            --              --              --              --
         Transfers                                            --               723             128               5              (1)
         Accrued Interest and Dividends                      1,886           1,160               3              11               4
         Pending Security Sales                               --              --              --              --              --
                                                        ----------      ----------      ----------      ----------      ----------
                                                             1,898           1,883             131              16               3
                                                        ----------      ----------      ----------      ----------      ----------
            Total Assets                                 1,965,579         670,960          16,594          53,143          18,934
                                                        ----------      ----------      ----------      ----------      ----------

      Liabilities:
         Administrative Expenses Payable                       113              72            --              --              --
         Distributions Payable                                --              --              --              --              --
         Forfeiture Credits                                   --              --              --              --              --
                                                        ----------      ----------      ----------      ----------      ----------
            Total Liabilities                                  113              72            --              --              --
                                                        ----------      ----------      ----------      ----------      ----------

         Net Assets                                     $1,965,466      $  670,888      $   16,594      $   53,143      $   18,934
                                                        ==========      ==========      ==========      ==========      ==========



                                                                                     December 31, 1997
                                                            -------------------------------------------------------------------
                                                                                      Fund Information
                                                            -------------------------------------------------------------------

                                                            S&P 500            Large              Small          International
                                                            Equity         Capitalization    Capitalization          Stock
                                                             Index             Equity             Equity            Equity
                                                             Fund              Fund               Fund               Fund
                                                             ----              ----               ----               ----
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                    $     --           $     --          $     --           $     --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                    --                 --                --                 --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                          --                 --                --                 --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                          451,335               --                --                 --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units              --               42,456              --                 --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units             --                 --              62,657               --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                               --                 --                --               25,608
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares               --                 --                --                 --
      Short-Term Investments                                     --                 --                --                 --
      Promissory Notes                                           --                 --                --                 --
                                                           ----------         ----------        ----------         ----------
                                                              451,335             42,456            62,657             25,608
                                                           ----------         ----------        ----------         ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                            --                 --                --                 --
                                                           ----------         ----------        ----------         ----------

      Receivables:
         Employee Contributions                                  --                 --                --                 --
         Employer Contributions                                  --                 --                --                 --
         Transfers                                             (1,081)                82                97               (260)
         Accrued Interest and Dividends                           535                  9                12                 (6)
         Pending Security Sales                                  --                 --                --                 --
                                                           ----------         ----------        ----------         ----------
                                                                 (546)                91               109               (266)
                                                           ----------         ----------        ----------         ----------
            Total Assets                                      450,789             42,547            62,766             25,342
                                                           ----------         ----------        ----------         ----------

      Liabilities:
         Administrative Expenses Payable                           41               --                --                 --
         Distributions Payable                                   --                 --                --                 --
         Forfeiture Credits                                      --                 --                --                 --
                                                           ----------         ----------        ----------         ----------
            Total Liabilities                                      41               --                --                 --
                                                           ----------         ----------        ----------         ----------

         Net Assets                                        $  450,748         $   42,547        $   62,766         $   25,342
                                                           ==========         ==========        ==========         ==========



                                                                 December 31, 1997
                                                             ------------------------
                                                                 Fund Information
                                                             ------------------------
                                                             Company
                                                              Stock              Loan
                                                              Fund               Fund
                                                              ----               ----
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                     $     --           $     --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                     --                 --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                           --                 --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                              --                 --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units               --                 --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units              --                 --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                                --                 --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares             526,534               --
      Short-Term Investments                                    11,976               --
      Promissory Notes                                            --               85,517
                                                            ----------         ----------
                                                               538,510             85,517
                                                            ----------         ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                             --                 --
                                                            ----------         ----------

      Receivables:
         Employee Contributions                                   --                 --
         Employer Contributions                                     12               --
         Transfers                                                 (18)               325
         Accrued Interest and Dividends                            168                (10)
         Pending Security Sales                                   --                 --
                                                            ----------         ----------
                                                                   162                315
                                                            ----------         ----------
            Total Assets                                       538,672             85,832
                                                            ----------         ----------

      Liabilities:
         Administrative Expenses Payable                          --                 --
         Distributions Payable                                    --                 --
         Forfeiture Credits                                       --                 --
                                                            ----------         ----------
            Total Liabilities                                     --                 --
                                                            ----------         ----------

         Net Assets                                         $  538,672         $   85,832
                                                            ==========         ==========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
--------------------------------------------------------------------------------



(Dollars in Thousands)                                                                 December 31, 1996
                                                              --------------------------------------------------------------
                                                                                             Fund Information
                                                                               ---------------------------------------------
                                                                                                Conservative        Moderate
                                                                                Stable             Asset             Asset
                                                                                Value            Allocation        Allocation
                                                               Total            Fund               Fund              Fund
                                                               -----            ----               ----              ----
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                        $    7,363        $     --           $    7,363         $     --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units                   35,076              --                 --               35,076
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                           12,772              --                 --                 --
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                           290,060              --                 --                 --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units               25,537              --                 --                 --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units            45,341              --                 --                 --
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                              16,981              --                 --                 --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares             434,035              --                 --                 --
      Short-Term Investments                                    29,439            22,775               --                 --
      Promissory Notes                                          80,906              --                 --                 --
                                                            ----------        ----------         ----------         ----------
                                                               977,510            22,775              7,363             35,076
                                                            ----------        ----------         ----------         ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                          644,122           644,122               --                 --
                                                            ----------        ----------         ----------         ----------

      Receivables:
         Employee Contributions                                     28                16               --                    1
         Employer Contributions                                     70               (13)              --                 --
         Transfers                                                --                 117               --                  (61)
         Accrued Interest and Dividends                          2,555             1,065                 11                 53
         Pending Security Sales                                  2,481              --                 --                 --
                                                            ----------        ----------         ----------         ----------
                                                                 5,134             1,185                 11                 (7)
                                                            ----------        ----------         ----------         ----------
            Total Assets                                     1,626,766           668,082              7,374             35,069
                                                            ----------        ----------         ----------         ----------

      Liabilities:
         Administrative Expenses Payable                           899               452               --                 --
         Distributions Payable                                     504               232                  2                 11
         Forfeiture Credits                                       --                --                 --                 --
                                                            ----------        ----------         ----------         ----------
            Total Liabilities                                    1,403               684                  2                 11
                                                            ----------        ----------         ----------         ----------

         Net Assets                                         $1,625,363        $  667,398         $    7,372         $   35,058
                                                            ==========        ==========         ==========         ==========



                                                                                      December 31, 1996
                                                             ---------------------------------------------------------------------
                                                                                      Fund Information
                                                             ---------------------------------------------------------------------
                                                             Aggressive           S&P 500            Large              Small
                                                                Asset              Equity        Capitalization     Capitalization
                                                             Allocation            Index             Equity            Equity
                                                                Fund                Fund              Fund              Fund
                                                                ----                ----              ----              ----
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                          $     --           $     --           $     --          $     --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units                       --                 --                 --                --
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                             12,772               --                 --                --
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                                --              290,060               --                --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units                   --                 --               25,537              --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units                --                 --                 --              45,341
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                                  --                 --                 --                --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares                  --                 --                 --                --
      Short-Term Investments                                        --                 --                 --                --
      Promissory Notes                                              --                 --                 --                --
                                                              ----------         ----------         ----------        ----------
                                                                  12,772            290,060             25,537            45,341
                                                              ----------         ----------         ----------        ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                               --                 --                 --                --
                                                              ----------         ----------         ----------        ----------

      Receivables:
         Employee Contributions                                     --                   10               --                   1
         Employer Contributions                                     --                 --                 --                --
         Transfers                                                   (42)              (328)                42               317
         Accrued Interest and Dividends                               20                440                 39                69
         Pending Security Sales                                     --                 --                 --                --
                                                              ----------         ----------         ----------        ----------
                                                                     (22)               122                 81               387
                                                              ----------         ----------         ----------        ----------
            Total Assets                                          12,750            290,182             25,618            45,728
                                                              ----------         ----------         ----------        ----------

      Liabilities:
         Administrative Expenses Payable                            --                  192               --                --
         Distributions Payable                                         4                 90                  8                14
         Forfeiture Credits                                         --                 --                 --                --
                                                              ----------         ----------         ----------        ----------
            Total Liabilities                                          4                282                  8                14
                                                              ----------         ----------         ----------        ----------

         Net Assets                                           $   12,746         $  289,900         $   25,610        $   45,714
                                                              ==========         ==========         ==========        ==========



                                                                             December 31, 1996
                                                              -----------------------------------------------
                                                                             Fund Information
                                                              -----------------------------------------------
                                                              International
                                                                 Stock              Company
                                                                 Equity              Stock              Loan
                                                                  Fund               Fund               Fund
                                                                  ----               ----               ----
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                             $     --          $     --           $     --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units                          --                --                 --
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                                  --                --                 --
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                                   --                --                 --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units                      --                --                 --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units                   --                --                 --
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                                   16,981              --                 --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares                     --             434,035               --
      Short-Term Investments                                           --               6,664               --
      Promissory Notes                                                 --                --               80,906
                                                                 ----------        ----------         ----------
                                                                     16,981           440,699             80,906
                                                                 ----------        ----------         ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                                  --                --                 --
                                                                 ----------        ----------         ----------

      Receivables:
         Employee Contributions                                        --                --                 --
         Employer Contributions                                        --                  83               --
         Transfers                                                       33              (222)               144
         Accrued Interest and Dividends                                  26               708                124
         Pending Security Sales                                        --               2,481               --
                                                                 ----------        ----------         ----------
                                                                         59             3,050                268
                                                                 ----------        ----------         ----------
            Total Assets                                             17,040           443,749             81,174
                                                                 ----------        ----------         ----------

      Liabilities:
         Administrative Expenses Payable                               --                 255               --
         Distributions Payable                                            5               138               --
         Forfeiture Credits                                            --                --                 --
                                                                 ----------        ----------         ----------
            Total Liabilities                                             5               393               --
                                                                 ----------        ----------         ----------

         Net Assets                                              $   17,035        $  443,356         $   81,174
                                                                 ==========        ==========         ==========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                  For the Year Ended December 31, 1997
                                                 -----------------------------------------------------------------------
                                                                                           Fund Information
                                                                      --------------------------------------------------
                                                                                        Conservative          Moderate
                                                                        Stable             Asset               Asset
                                                                        Value            Allocation          Allocation
                                                   Total                Fund               Fund                Fund
                                                   -----                ----               ----                ----
Increase in Assets:
   Contributions:
      Employer                                   $    38,672         $       350         $      --           $      --
      Employee                                       117,000              61,243               1,027               5,376
                                                 -----------         -----------         -----------         -----------
                                                     155,672              61,593               1,027               5,376

   Interest and Dividend Income                       71,550              42,776                  (9)                (47)
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                 217,853                --                 1,776               8,390
                                                 -----------         -----------         -----------         -----------
                                                     289,403              42,776               1,767               8,343
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                         104,377              55,553                 624               2,118
   Administrative Expenses                               595                 410                --                  --
                                                 -----------         -----------         -----------         -----------
                                                     104,972              55,963                 624               2,118
Transfers:
   Transfers Between Plans                              --                  --                  --                  --
   Transfers Between Funds                              --               (48,549)              6,977               6,446
   Loan Transfers To or From Plan                       --                  --                  --                  --
   Loans to Participants                                --               (25,459)               (212)             (1,264)
   Loan Repayments:
      Principal                                         --                24,568                 244               1,114
      Interest                                          --                 4,524                  43                 188
                                                 -----------         -----------         -----------         -----------
                                                        --               (44,916)              7,052               6,484

                                                 -----------         -----------         -----------         -----------
Increase (Decrease) in Assets During Year            340,103               3,490               9,222              18,085

Net Assets at Beginning of Year                    1,625,363             667,398               7,372              35,058
                                                 -----------         -----------         -----------         -----------

Net Assets at End of Year                        $ 1,965,466         $   670,888         $    16,594         $    53,143
                                                 ===========         ===========         ===========         ===========



                                                                   For the Year Ended December 31, 1997
                                                 -----------------------------------------------------------------------
                                                                            Fund Information
                                                 -----------------------------------------------------------------------

                                                 Aggressive            S&P 500             Large               Small
                                                   Asset               Equity          Capitalization      Capitalization
                                                 Allocation             Index              Equity              Equity
                                                   Fund                 Fund               Fund                Fund
                                                   ----                 ----               ----                ----
Increase in Assets:
   Contributions:
      Employer                                   $      --           $      --           $      --           $      --
      Employee                                         2,270              34,307               4,097               5,915
                                                 -----------         -----------         -----------         -----------
                                                       2,270              34,307               4,097               5,915

   Interest and Dividend Income                          (17)                 13               8,601               2,641
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                   2,641             101,723              (2,607)              3,719
                                                 -----------         -----------         -----------         -----------
                                                       2,624             101,736               5,994               6,360
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                             702              16,633                 803               1,686
   Administrative Expenses                              --                   173                --                  --
                                                 -----------         -----------         -----------         -----------
                                                         702              16,806                 803               1,686
Transfers:
   Transfers Between Plans                              --                  --                  --                  --
   Transfers Between Funds                             1,813              42,872               7,741               6,469
   Loan Transfers To or From Plan                       --                  --                  --                  --
   Loans to Participants                                (491)            (13,612)             (1,256)             (1,666)
   Loan Repayments:
      Principal                                          574              10,384                 972               1,391
      Interest                                           100               1,967                 192                 269
                                                 -----------         -----------         -----------         -----------
                                                       1,996              41,611               7,649               6,463

                                                 -----------         -----------         -----------         -----------
Increase (Decrease) in Assets During Year              6,188             160,848              16,937              17,052

Net Assets at Beginning of Year                       12,746             289,900              25,610              45,714
                                                 -----------         -----------         -----------         -----------

Net Assets at End of Year                        $    18,934         $   450,748         $    42,547         $    62,766
                                                 ===========         ===========         ===========         ===========



                                                           For the Year Ended December 31, 1997
                                                  ----------------------------------------------------
                                                                           Fund Information
                                                  ----------------------------------------------------

                                                 International
                                                    Stock               Company
                                                    Equity               Stock              Loan
                                                    Fund                 Fund               Fund
                                                    ----                 ----               ----
Increase in Assets:
   Contributions:
      Employer                                    $      --           $    38,322         $      --
      Employee                                          2,765                --                  --
                                                  -----------         -----------         -----------
                                                        2,765              38,322                --

   Interest and Dividend Income                           762               9,577               7,253
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                      531             101,680                --
                                                  -----------         -----------         -----------
                                                        1,293             111,257               7,253
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                              568              25,690                --
   Administrative Expenses                               --                    12                --
                                                  -----------         -----------         -----------
                                                          568              25,702                --
Transfers:
   Transfers Between Plans                               --                  --                  --
   Transfers Between Funds                              4,792             (28,561)               --
   Loan Transfers To or From Plan                        --                  --                  --
   Loans to Participants                                 (565)               --                44,525
   Loan Repayments:
      Principal                                           501                --               (39,748)
      Interest                                             89                --                (7,372)
                                                  -----------         -----------         -----------
                                                        4,817             (28,561)             (2,595)

                                                  -----------         -----------         -----------
Increase (Decrease) in Assets During Year               8,307              95,316               4,658

Net Assets at Beginning of Year                        17,035             443,356              81,174
                                                  -----------         -----------         -----------

Net Assets at End of Year                         $    25,342         $   538,672         $    85,832
                                                  ===========         ===========         ===========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                       For the Year Ended December 31, 1996
                                                ------------------------------------------------------------------------
                                                                                                    Fund Information
                                                                    ----------------------------------------------------
                                                                                        Conservative         Moderate
                                                                      Stable              Asset               Asset
                                                                       Value             Allocation          Allocation
                                                    Total              Fund                Fund                Fund
                                                    -----              ----                ----                ----
Increase in Assets:
   Contributions:
      Employer                                   $    37,939         $       306         $      --           $      --
      Employee                                       113,952              68,429                 666               4,966
                                                 -----------         -----------         -----------         -----------
                                                     151,891              68,735                 666               4,966

   Interest and Dividend Income                       55,195              38,334                   7                  32
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                 117,457                 246                 516               3,807
                                                 -----------         -----------         -----------         -----------
                                                     172,652              38,580                 523               3,839
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                          63,857              35,330                 171               1,039
   Administrative Expenses                             1,694               1,077                --                  --
                                                 -----------         -----------         -----------         -----------
                                                      65,551              36,407                 171               1,039
Transfers:
   Transfers Between Plans                              --                  --                  --                  --
   Transfers Between Funds                              --               (48,299)              6,349               8,568
   Loan Transfers To or From Plan                       --                     1                --                    (1)
   Loans to Participants                                --               (45,793)               (153)             (1,258)
   Loan Repayments:
      Principal                                         --                16,441                 133                 671
      Interest                                          --                 3,923                  25                 140
                                                 -----------         -----------         -----------         -----------
                                                        --               (73,727)              6,354               8,120

                                                 -----------         -----------         -----------         -----------
Increase (Decrease) in Assets During Year            258,992              (2,819)              7,372              15,886

Net Assets at Beginning of Year                    1,366,371             670,217                --                19,172
                                                 -----------         -----------         -----------         -----------

Net Assets at End of Year                        $ 1,625,363         $   667,398         $     7,372         $    35,058
                                                 ===========         ===========         ===========         ===========



                                                                 For the Year Ended December 31, 1996
                                                ------------------------------------------------------------------------
                                                                            Fund Information
                                                ------------------------------------------------------------------------

                                                 Aggressive            S&P 500            Large                Small
                                                    Asset               Equity         Capitalization      Capitalization
                                                 Allocation             Index             Equity               Equity
                                                    Fund                Fund              Fund                 Fund
                                                    ----                ----              ----                 ----
Increase in Assets:
   Contributions:
      Employer                                   $      --           $      --           $      --           $      --
      Employee                                         1,628              30,665               2,793               3,231
                                                 -----------         -----------         -----------         -----------
                                                       1,628              30,665               2,793               3,231

   Interest and Dividend Income                           10                 448                  25                 182
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                   1,165              49,982               1,726               5,074
                                                 -----------         -----------         -----------         -----------
                                                       1,175              50,430               1,751               5,256
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                             289               7,217                 284                 487
   Administrative Expenses                              --                   389                --                  --
                                                 -----------         -----------         -----------         -----------
                                                         289               7,606                 284                 487
Transfers:
   Transfers Between Plans                              --                  --                  --                  --
   Transfers Between Funds                            10,270               9,530              21,622              38,117
   Loan Transfers To or From Plan                       --                    (1)                  1                --
   Loans to Participants                                (413)            (15,397)               (977)             (1,161)
   Loan Repayments:
      Principal                                          312               6,001                 589                 633
      Interest                                            63               1,359                 115                 125
                                                 -----------         -----------         -----------         -----------
                                                      10,232               1,492              21,350              37,714

                                                 -----------         -----------         -----------         -----------
Increase (Decrease) in Assets During Year             12,746              74,981              25,610              45,714

Net Assets at Beginning of Year                         --               214,919                --                  --
                                                 -----------         -----------         -----------         -----------

Net Assets at End of Year                        $    12,746         $   289,900         $    25,610         $    45,714
                                                 ===========         ===========         ===========         ===========



                                                           For the Year Ended December 31, 1996
                                                -----------------------------------------------------
                                                                  Fund Information
                                                -----------------------------------------------------
                                                 International
                                                    Stock               Company
                                                    Equity               Stock               Loan
                                                    Fund                 Fund                Fund
                                                    ----                 ----                ----
Increase in Assets:
   Contributions:
      Employer                                    $      --           $    37,633         $      --
      Employee                                          1,574                --                  --
                                                  -----------         -----------         -----------
                                                        1,574              37,633                --

   Interest and Dividend Income                           434               9,806               5,917
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                    1,371              53,570                --
                                                  -----------         -----------         -----------
                                                        1,805              63,376               5,917
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                              230              18,810                --
   Administrative Expenses                               --                   228                --
                                                  -----------         -----------         -----------
                                                          230              19,038                --
Transfers:
   Transfers Between Plans                               --                  --                  --
   Transfers Between Funds                             13,943             (60,100)               --
   Loan Transfers To or From Plan                        --                  --                  --
   Loans to Participants                                 (350)               --                65,502
   Loan Repayments:
      Principal                                           247                --               (25,027)
      Interest                                             46                --                (5,796)
                                                  -----------         -----------         -----------
                                                       13,886             (60,100)             34,679

                                                  -----------         -----------         -----------
Increase (Decrease) in Assets During Year              17,035              21,871              40,596

Net Assets at Beginning of Year                          --               421,485              40,578
                                                  -----------         -----------         -----------

Net Assets at End of Year                         $    17,035         $   443,356         $    81,174
                                                  ===========         ===========         ===========

                                      -15-